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                                [Koor Letterhead]
                                                                       EXHIBIT A


                                                                10 February 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,


    Re: Immediate Report - Director who ceased to serve in his office (not a public director Immediate Report No. 8/2000


1.  Name of interested party: Danny Biran

2.  Israeli Identification No.: 00-755532-9

3.  Date on which he ceased to serve: 06/02/2000

4. To the best of our knowledge, the retirement does not entail circumstances which should be made known to the investing public.

5. Upon termination of his office, the director ceased to be an interested party in the corporation

6.  This report was transmitted by facsimile:
    To the Securities Authority, fax number 02-6513940, on 7/2/2000 at 9:15 a.m. To the Stock Exchange, fax number 03-5105379, on 7/2/2000 at 9:15 a.m.

Yours sincerely,



Adv. Shlomo Heller
General Counsel and
Company Secretary